19011390

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21884

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NTB Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9540 S. Maroon Circle, Suite 250
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori Galligan — (303) 825-1825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd., Suite 700	Denver	CO	80112
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
AUG 27 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Anthony Petrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NTB Financial Corporation, as of June 30th, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIMOTHY A BEAUCHAMP
Notary Public
State of Colorado
Notary ID # 20024012815
My Commission Expires 05-05-2022

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
NTB Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NTB Financial Corporation (the "Company") as of June 30, 2019, the related statements of operations, changes in members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Member of msi Global Alliance
Independent Legal & Accounting Firms

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as NTB Financial Corporation's auditor since 1992.

Denver, Colorado
August 9, 2019

NTB FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2019

ASSETS

Cash and cash equivalents	$	593,472
Receivables:		
Clearing broker		298,044
Clearing deposit		150,000
Receivable from other broker dealers		218,598
Other receivables, less allowance for doubtful accounts of $5,642		18,693
Securities owned, at fair value (Note 4)		3,709
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $158,216		17,708
Deferred tax asset (Note 2)		95,157
Other assets		74,853
	$	**1,470,234**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Salaries and commissions payable	$	434,000
Due to clearing broker		8,263
Accrued expenses and other liabilities		233,959
TOTAL LIABILITIES		676,222
COMMITMENTS AND CONTINGENCIES (Note 3 and 7):		
SHAREHOLDERS' EQUITY (Note 5):		
Preferred stock, series 2001-A, $.001 par value, 4 1/2% voting, 600,000 shares authorized; 38,479 shares issued and outstanding		38
Common stock, $.001 par value; 10,000,000 shares authorized; 648,961 shares issued and outstanding		649
Additional paid-in capital		836,204
Retained earnings		(42,879)
TOTAL SHAREHOLDERS' EQUITY		794,012
	$	**1,470,234**

The accompanying notes are an integral part of this statement.

NTB FINANCIAL CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2019

REVENUE:	
Commissions	$ 3,111,430
Investment advisor and administrative fees	1,736,013
Underwriting Income	4,622
Trading profits, net	589,780
Interest	37,051
Miscellaneous income	169,680
Total revenue	5,648,576
EXPENSES:	
Commissions	4,448,933
Salaries and wages	585,117
Clearing charges	147,486
Occupancy and equipment costs	200,948
Employee benefits and payroll taxes	101,437
Regulatory fees	63,287
Communication and quote services	97,016
General and administrative	136,111
Legal and professional fees	28,492
Interest	
Total expenses	5,808,825
NET LOSS BEFORE INCOME TAX EXPENSE	(160,249)
Income tax expense (Note 2)	(5,175)
NET LOSS	**$ (165,424)**

The accompanying notes are an integral part of this statement.

NTB FINANCIAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2019

	Series A Preferred Stock		Common Stock		Additional Paid-In	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings
BALANCES, June 30, 2018	38,478	$ 38	648,959	$ 649	$ 836,204	$ 122,545
Net loss	1	-	2	-	-	(165,424)
BALANCES, June 30, 2019	**38,479**	**$ 38**	**648,961**	**$ 649**	**$ 836,204**	**$ (42,879)**

The accompanying notes are an integral part of this statement.

NTB FINANCIAL CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2019

CASH FLOWS TO OPERATING ACTIVITIES:		
Net Loss	$	(165,424)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		6,672
Decrease in receivable other broker dealers		34,349
Decrease in securities owned, at fair value		5,370
Increase in receivables from others		(16,789)
Decrease in other assets		3,150
Decrease in salaries and commissions payable		(82,938)
Decrease in due to clearing broker		(4,483)
Increase in accrued expenses and other liabilities		14,978
Net cash flows used in operating activities		(205,115)
CASH FLOWS TO INVESTING ACTIVITIES:		
Purchase of furniture, equipment and leasehold improvements		(14,284)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(219,399)
CASH AND CASH EQUIVALENTS, beginning of year		812,871
CASH AND CASH EQUIVALENTS, end of year	**$**	**593,472**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for income taxes	**$**	**5,175**
NON CASH FINANCING ACTIVITIES:		
Retirement of secured demand notes	$	(56,000)

The accompanying notes are an integral part of this statement.

NTB FINANCIAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED JUNE 30, 2019

BALANCES, June 30, 2018	$ 56,000
Repayment of Secured Demand Notes	(56,000)
BALANCES, June 30, 2019	$ -

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

NTB Financial Corporation, (the "Company") was organized on May 20, 1977, and is a securities broker-dealer and investment advisor registered with the Securities Exchange Commission. The Company has 7 branch offices and transacts business throughout Colorado, Kansas, Washington, North Carolina, California and Texas.

Basis of Accounting, Trading and Valuation of Securities

The Company values its securities in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants and the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Accounting, Trading and Valuation of Securities *(concluded)*

securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the national market exchanges at their last sales price as of the last business day of the year.

New Accounting Standards

In January 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". This standard requires that a lessee recognize the assets and liabilities that arise from operation leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified approach. ASU 2016-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Management has determined that ASU No. 2016-02 will not have a material impact on the Company's financial statements.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Agreement with Clearing Broker *(concluded)*

amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Depreciation and Amortization

Furniture, equipment and leasehold improvements are stated at cost. The Company provides for depreciation of furniture and equipment on the straight-line basis over the estimated useful lives of three to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company records commission and trading profit revenue and related expenses on a trade date basis. Trading profits consist of income earned from principal trading accounts. All principal trading income is recorded on a trade date basis. In connection with the Company's accounts receivable, amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made. The Company receives revenue from investment advisor and administrative services and these revenues are recorded as they are accrued under the terms of the related investment advisory contracts and service agreements. The company receives revenue from firm commitment underwritings and records the revenue when the underwriting closes.

Income Taxes

The Company files a federal income tax return. The Company utilizes the asset and liability method of accounting for income taxes as prescribed by Accounting Standards Codification 740 – Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized as income in the period that includes the enactment date.

The Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes *(concluded)*

is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed.

No interest expense or penalties have been recognized as of and for the year ended June 30, 2019.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

Deferred income tax assets or liabilities arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred income tax assets or liabilities of the Company relate to the reporting of expenses recorded on the books, but not for income taxes and a net operating loss carryforward.

Significant components of the Company's deferred income tax assets and liabilities as of June 30, 2019 are as follows:

Deferred tax asset:		
Deferred rent expense	$	85,000
Various other temporary differences		10,157
Valuation allowance for deferred tax assets		-
	$	**95,157**

NOTE 2 - INCOME TAXES (concluded)

There was no change in the valuation allowance during the year ended June 30, 2019.

NOTE 3 - LEASE OBLIGATIONS

Operating Lease Obligations

The Company leases office space under a non-cancelable operating leases expiring in 2022. At June 30, 2019, aggregate minimum future rental commitments under this lease with initial or remaining terms in excess of one year are as follows:

Year	Amount
2020	$ 231,419
2021	240,645
2022	249,871
2023	105,715
	$ 827,650

In addition to the above lease, the Company also leases equipment on a month-to-month basis. Total rental expense of $200,948, including the non-cancelable leases referred to above, was charged to operations during the year ended June 30, 2019.

NOTE 4 - FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets measured at fair value as of June 30, 2019:

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended June 30, 2019.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2019
Assets:				
Common stock		$ 3,709		$ 3,709

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2019, the Company had net capital and net capital requirements of $564,481 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.18 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The company is involved in various disputes arising in the normal course of business, some of which are indeterminable. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these various matters, but it is not feasible to predict the final outcomes at the present time.

The Company has deposits in banks in excess of the FDIC insured amount of $250,000. At June 30, 2019, the Company had $343,472 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company has receivables from and deposits with its clearing broker and other broker dealers as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker and other broker dealers cease business.

The Company's financial instruments, including cash and cash equivalents, receivables from clearing broker, receivables from other broker dealers, clearing deposit, other receivables, deferred tax asset, collateral related to secured demand notes, other assets, salaries and commissions payable, liabilities subordinated to claims of general creditors, due to clearing broker and accrued expenses and other liabilities are carried at amounts which approximate fair value. Securities owned, at fair value are valued as described in Note 1.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

NTB FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2019

CREDIT:	
Shareholders' equity	$ 794,012
Add:	
Liabilities subordinated to claims of General Creditors	
DEBITS:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	17,708
Other receivables, net	18,693
Other assets	74,853
Receivable from other broker dealers	19,411
Deferred tax asset	95,157
Total debits	225,822
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES OWNED	568,190
Haircuts on securities owned, at fair value	3,709
NET CAPITAL	564,481
Minimum requirements of 6-2/3% of aggregate indebtedness of $667,959 or $250,000, whichever is greater	250,000
Excess net capital	**$ 314,481**
AGGREGATE INDEBTEDNESS:	
Salaries and commissions payable	$ 434,000
Accrued expenses and other liabilities	233,959
TOTAL AGGREGATE INDEBTEDNESS	**$ 667,959**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.18 to 1**

NOTE: There is no material difference between the above computation of net capital and corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II filing as of June 30, 2019.

See the accompanying Report of Independent Registered Public Accounting Firm.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
NTB Financial Corporation

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) NTB Financial Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
August 9, 2019

Member of msi Global Alliance
Independent Legal & Accounting Firms

NTB FINANCIAL
CORPORATION

9540 South Maroon Circle, Suite 250
Centennial, Colorado 80112
Office: 303-825-1825
Fax: 303-825-3789

July 19, 2019

RE: Exemption Report

NTB Financial Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17CFR 240.17a-5). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 CFR 240.15c3-3 under the provision of 17 CFR 240.15c3-3(k)(2)(ii) Fully Disclosed account and transaction introduction exemption.

2. The Company met the identified exemption provisions in 17 CFR 240.15c3-3(k) throughout the most recent fiscal year and for the subsequent period through the date of this report without exception. The Company receives customer funds payable to the Company for deposit into the customer's Hilltop Securities clearing firm account which is allowed under its FINRA membership status as a $250,000 Minimum Net Capital broker-dealer.

I, Lori Galligan, affirm that to the best of my knowledge and belief this Exemption Report is true and accurate.

Signed: ____________________

Dated: 7/19/19

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
NTB Financial Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2018, which were agreed to by NTB Financial Corporation (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

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We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
August 9, 2019

NTB FINANCIAL CORPORATION

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
JUNE 30, 2019

General Assessment per Form SIPC-7, including interest	$	7,150
Less payment made with Form SIPC-6		(3,657)
Amount paid with Form SIPC-7	**$**	**3,493**